Exhibit (a)(5)(B)

Apr. 10, 2015

Malibu Boats, Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer

Loudon, Tenn., April 10, 2015 (GLOBE NEWSWIRE) — Malibu Boats, Inc. (Nasdaq: MBUU) (“Malibu Boats” or the “Company”) today announced the preliminary results of its “modified Dutch auction” tender offer for the purchase for cash of up to $70.0 million of shares of its class A common stock, par value $0.01 per share (the “Class A Common Stock”), including shares of Class A Common Stock issued upon exchange of limited liability company interests (the “LLC Units”) of Malibu Boats Holdings, LLC, a Delaware limited liability company, subject to acceptance by the Company of such shares of Class A Common Stock underlying the LLC Units (the shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units, defined as the “Shares”), which expired at 12:00 midnight, New York City time, on Thursday, April 9, 2015.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary (“Depositary”) for the tender offer, a total of approximately 8.3 million Shares (including Shares underlying outstanding LLC Units) were validly tendered and not validly withdrawn at the expected purchase price of $21.00 per Share.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the Depositary, the Company expects to acquire approximately 3.3 million Shares (including Shares underlying outstanding LLC Units) at an anticipated price of $21.00 per Share, for an aggregate cost of approximately $70.0 million, excluding fees and expenses relating to the tender offer. As more than 3.3 million Shares were tendered at the anticipated price of $21.00 per Share, the Company will purchase only a prorated portion of the Shares (including Shares underlying outstanding LLC Units) tendered by each tendering shareholder, other than odd lot shareholders, as described in the Company’s Offer to Purchase, dated March 13, 2015, as amended. Based on the preliminary count, and accounting for the effect of odd lot priority on the proration factor, the Depositary has informed the Company that the preliminary proration factor for the tender offer is expected to be approximately 39.97% of Shares (including Shares underlying outstanding LLC Units) validly tendered and not validly withdrawn. The Shares (including Shares underlying outstanding LLC Units) expected to be acquired represent approximately 14.7% of the total number of Shares (including Shares underlying outstanding LLC Units) not held by the Company issued and outstanding as of March 31, 2015. Based on these preliminary numbers, the Company anticipates that following settlement of the tender offer, it will have approximately 19.3 million Shares (including Shares underlying outstanding LLC Units) not held by the Company issued and outstanding. Based on these preliminary numbers, the Company anticipates that following settlement of the tender offer, there will be approximately 14.9 million shares of its Class A Common Stock issued and outstanding, approximately 4.4 million LLC Units not held by the Company issued and outstanding and approximately 14.9 million LLC Units held by the Company issued and outstanding.

The number of Shares expected to be purchased in the tender offer, the purchase price and the proration factor are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary. The final number of Shares validly tendered and not validly withdrawn, the final number of Shares to be purchased, the final purchase price and the final proration factor will be announced following the completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase pursuant to the tender offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter.

Wells Fargo Securities, LLC acted as dealer manager for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson, Inc., by telephone at: (866) 856-4733 (toll-free), via email at malibuboats@georgeson.com or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

About Malibu Boats, Inc.

Malibu Boats is a leading designer, manufacturer and marketer of performance sport boats, with the #1 market share position in the United States since 2010. The Company has two brands of performance sport boats, Malibu Boats and Axis Wake Research (Axis). Since inception in 1982, the Company has been a consistent innovator in the powerboat industry, designing products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key aspect of their lifestyle.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could” or “intend.” These forward-looking statements include, without limitation, statements related to the expected number of Shares to be accepted and purchased by the Company in the tender offer. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in the Company’s filings with the SEC.

CONTACT: Malibu Boats, Inc.

Wayne Wilson

Chief Financial Officer

(865) 458-5478

ICR

John Rouleau/Rachel Schacter

(203) 682-8200

John.Rouleau@icrinc.com

Rachel.Schacter@icrinc.com

Source: Malibu Boats

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